Skadden, Arps, Slate, Meagher & Flom LLP

East Wing Office, Level 4

China World Trade Center

No. 1, Jian Guo Men Wai Avenue

Beijing, 100004 China

October 7, 2004

BY EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Hanna T. Teshome

eLong, Inc.

Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of eLong, Inc. (the “Company”), we are transmitting for filing in electronic format pursuant to Rule 101(a)(1)(i) of Regulation S-T under the Securities Act of 1933, as amended (the “Securities Act”), a Registration Statement on Form F-1 (the “Registration Statement”), relating to a proposed underwritten public offering of the Company’s ordinary shares through American Depositary Shares.

A wire transfer in the amount of $8,742.30 in payment of the registration fee has been transmitted to the account of the Securities and Exchange Commission at Mellon Bank, Pittsburgh, Pennsylvania.

The original signature pages to the Registration Statement have been manually executed and will be retained by the Company in accordance with Rule 302(b) of Regulation S-T.

The Company and the managing underwriter currently expect to request acceleration of the Registration Statement in October 2004. As contemplated by Rule 461 (a) under the Securities Act, the Company on its behalf and on behalf of Deutsche Bank Securities, as the representative of the underwriters, hereby indicate their respective intent to request acceleration of the effectiveness of the Registration Statement orally, and indicates further that each of them is aware of their obligations under the Securities Act.

Please telephone the undersigned at (86 10) 6505-5511 ext. 8800 if we may be of any assistance in answering questions which may arise in connection with the Registration Statement.

Very truly yours,

/s/ Jon L Christianson

Jon L Christianson

cc:	Justin Tang

President, eLong, Inc.

David Kong

KPMG

Gregory Miao, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP